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                             August 31, 2021

       Christopher A. Tomasso
       Chief Executive Officer
       First Watch Restaurant Group, Inc.
       8027 Cooper Creek Blvd. #103
       University Park, FL 34201

                                                        Re: First Watch
Restaurant Group, Inc.
                                                            Amendment No.4 to
Draft Registration Statement on Form S-1
                                                            Submitted August
19, 2021
                                                            CIK No. 0001789940

       Dear Mr. Tomasso:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted August 19, 2021

       Summary Historical Consolidated Financial and Other Data, page 21

   1. We note the adjustment for the non-cash portion of straight-line rent expense to arrive at
                                                        Adjusted EBITDA and
Restaurant Level Operating Profit appears to
                                                        substitute individually
tailored recognition and measurement methods for those of GAAP.
                                                        Please revise to
eliminate the adjustment for the non-cash portion of straight-line rent expense. Refer to
Question 100.04 of the Non-GAAP Compliance and Disclosure
                                                        Interpretations.
 Christopher A. Tomasso
First Watch Restaurant Group, Inc.
August 31, 2021
Page 2

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at 2025-551-3792 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameChristopher A. Tomasso                 Sincerely,
Comapany NameFirst Watch Restaurant Group, Inc.
                                                         Division of
Corporation Finance
August 31, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName